N-SAR Question 77E


T. ROWE PRICE CALIFORNIA TAX-FREE BOND FUND

T. Rowe Price California Tax-Free Bond Fund, along with several other plaintiffs, filed a lawsuit in the Superior Court for the State of California (Sacramento County) on March 5, 2001. The Plaintiffs are the T. Rowe
Price Tax-Free High Yield Fund; Eaton Vance Distributors, Inc.;
Delaware Investment Advisors; John Hancock Funds, Inc.; and Putnam Investments, Inc. The Defendants are Laidlaw, Inc., and several officers and directors of Laidlaw; Safety-Kleen Corp.; and Laidlaw
Environmental Services.

The Complaint alleged fraud, negligent misrepresentation and state securities fraud claims against the defendants. The litigation was initiated after reports of accounting irregularities surfaced. The Plaintiffs are seeking compensatory and punitive damages and interest.